

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 16, 2016

Mr. John C. Molina, J.D.
Chief Financial Officer
Molina Healthcare, Inc.
200 Oceangate, Suite 100
Long Beach, CA 90802

> **Re:** **Molina Healthcare, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 10-Q for the Quarterly Period Ended September 30, 2016**
> **Filed October 27, 2016**
> **File No. 1-31719**

Dear Mr. Molina:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016
Notes to Consolidated Financial Statements
Note 20 – Segment Information, page 105

1. Please demonstrate to us that your aggregation of operating segments with respect to the Health Plan segment meets all criteria in ASC 280-10-50-11. In particular, provide us an analysis supporting that the operating segments aggregated have similar economic characteristics. Reconcile your operating segments to the disclosure provided on page 47 with respect to your Programs.

Form 10-Q for Quarterly Period Ended September 30, 2016
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Use of Non-GAAP Financial Measures, page 37

2.   Your adjustment to reconcile net income to adjusted net income on page 38 is presented after-tax, which is inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please confirm that beginning with your Form 10-K for the fiscal year ended December 31, 2016 you will present income taxes as a separate adjustment and provide a clear explanation. This comment is also applicable to earnings releases furnished on Form 8-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mary Mast, Staff Accountant, at (202) 551-3613 or Angela Connell, Accounting Branch Chief, at (202) 551-3426 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant